Exhibit 12

THE NEW YORK TIMES COMPANY Ratio of Earnings to Fixed Charges (Dollars in thousands, except ratios) (Unaudited)

	For the Six Months Ended	For the Years Ended
	June 30, 2002	December 30, 2001	December 31, 2000	December 26, 1999	December 27, 1998	December 28, 1997

Earnings from continuing operations before
fixed charges

Income from continuing operations before income
taxes and income/loss from joint ventures	$220,604	$332,204	$637,830	$501,912	$454,423	$384,655
Less: Gain on disposition of assets and other-net	2,500	5,000	85,349	—	18,452	20,388
Distributed earnings from less than fifty–percent
owned affiliates	1,351	14,859	19,375	13,061	18,192	14,982
Less: Pre-tax preferred stock dividends	—	—	—	—	—	129

Adjusted pre-tax earnings from continuing
operations	219,455	342,063	571,856	514,973	454,163	379,120
Fixed charges less capitalized interest	29,745	64,069	80,876	63,313	56,029	54,805

Earnings from continuing operations before fixed
charges	$249,200	$406,132	$652,732	$578,286	$510,192	$433,925

Fixed charges

Interest expense, net of capitalized interest	$23,970	$51,405	$68,566	$52,503	$46,927	$45,039
Capitalized interest	564	459	—	—	173	5,394
Less: Pre-tax preferred stock dividends	—	—	—	—	—	129
Portion of rentals representative of interest factor	5,775	12,664	12,310	10,810	9,102	9,895

Total fixed charges	$30,309	$64,528	$80,876	$63,313	$56,202	$60,199

Ratio of earnings to fixed charges	8.22	6.29	8.07	9.13	9.08	7.21

Note:	The Ratio of Earnings to Fixed Charges should be read in conjunction with this Form 10-Q as well as the Company's Form 10-K for the period ended December 30, 2001.